

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 13, 2017

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re:** **Therapix Biosciences Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed March 3, 2017**
> **File No. 333-214458**

Dear Dr. Haber:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Prospectus Summary
Our Strategy, page 2

1.   We note your disclosure on page 60 that your term sheet with Yissum regarding the license covering nasal delivery of cannabinoids has expired, and that you are currently still in negotiations regarding a license agreement. Please clarify whether your strategy of advancing an ultra-low dose cannabinoid therapy for the treatment of MCI utilizing nasal administration of dronabinol is dependent on Yissum's patent portfolio.

Risks Associated with Our Business, page 2

2.   Please expand your fourth bullet to disclose that the Department of Administrative Enforcement of the ISA has petitioned for a decision to prevent your Chairman from serving as an officer or director of a public company.

<u>Use of Proceeds, page 40</u>

3. We note your disclosure on page 53 that you recently announced your intention to initiate an additional program in the area of antibiotic therapies. Please clarify whether any of the proceeds from this offering will be used for the development of this additional program.

 You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

    Sincerely,

    /s/ Mary Beth Breslin for

    Suzanne Hayes
    Assistant Director
    Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP